Exhibit 99.1

iQIYI Announces Third Quarter 2020 Financial Results

BEIJING, November 16, 2020 – iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), an innovative market-leading online entertainment service in China, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Highlights

•	Total revenues were RMB7.2 billion (US$1.1 billion1), representing a 3% decrease from the same period in 2019.

•	Operating loss was RMB1.2 billion (US$178.2 million) and operating loss margin was 17%, compared to operating loss of RMB2.8 billion and operating loss margin of 38% in the same period in 2019.

•

Net loss attributable to iQIYI was RMB1.2 billion (US$173.0 million), compared to net loss attributable to iQIYI of RMB3.7 billion in the same period in 2019. Diluted net loss attributable to iQIYI per ADS was RMB1.61 (US$0.24), compared to diluted net loss attributable to iQIYI per ADS of RMB5.04 in the same period of 2019.

•

The number of total subscribing members was 104.8 million as of September 30, 2020, 99.5% of whom were paying subscribing members. This compares to 105.8 million of total subscribing members as of September 30, 2019.

“Our business performed fairly well in the third quarter and in-line with our overall expectation.” commented Dr. Yu Gong, Founder, Director, and Chief Executive Officer of iQIYI. “Despite the turbulence this year, we have leveraged a number of strategies, such as launching theatre-themed content and upgrading our membership portfolio, to improve our service and to better serve our users. Our Mist Theatre has become a remarkable success in terms of both reputation and ROI. In the coming quarters, we may continue to see fluctuations in the number of subscribers, driven by the normalization of user behaviour and content pipeline. However, with the valuable insight gained during this period, we believe our capabilities are sharpened in content generation and technology innovation, which have better positioned us to capture greater business opportunities in the future.”

“Our advertising revenue increased by 16% quarter-over-quarter, while net loss margin significantly narrowed for two consecutive quarters on a year-over-year basis” commented Mr. Xiaodong Wang, Chief Financial Officer of iQIYI. “We continued our efforts on exploring diversified contents and innovated products with better ROI. Meanwhile, during such challenging times, we also managed our expenses more cautiously and efficiently. We believe our arduous efforts can lead to solid future growth in the long run.”

Footnotes:

[1]

Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7896 to US$1.00, the exchange rate in effect as of September 30, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

Third Quarter 2020 Financial Results

Total revenues reached RMB7.2 billion (US$1.1 billion), representing a 3% decrease from the same period in 2019.

Membership services revenue was RMB4.0 billion (US$585.5 million), representing a 7% increase from the same period in 2019. The increase was primarily attributable to our various operational initiatives to improve monetization.

Online advertising services revenue was RMB1.8 billion (US$271.0 million), representing a 11% decrease from the same period in 2019. The decrease was primarily due to the challenging macroeconomic environment in China.

Content distribution revenue was RMB392.3 million (US$57.8 million), representing a 42% decrease from the same period in 2019. The decrease was primarily due to less content titles we distributed to other platforms during the quarter.

Other revenues were RMB979.6 million (US$144.3 million), representing a 5% increase from the same period in 2019, primarily due to the growth of certain business lines.

Cost of revenues was RMB6.4 billion (US$937.2 million), representing a 22% decrease from the same period in 2019. The decrease in cost of revenues was primarily due to lower content costs during the quarter. Content costs as a component of cost of revenues were RMB4.7 billion (US$692.1 million), representing a 24% decrease from the same period in 2019 due to less new content being released online and update of accounting estimates of future viewership consumption patterns and useful lives of content assets to better reflect the expected usage of these content assets.

Selling, general and administrative expenses were RMB1.4 billion (US$200.9 million), representing a 1% increase from the same period in 2019. This was primarily due to increased share-based compensation expenses and allowance for doubtful accounts.

Research and development expenses were RMB669.9 million (US$98.7 million), representing a 5% decrease from the same period in 2019, primarily due to the decrease of personnel-related compensation expenses.

Operating loss was RMB1.2 billion (US$178.2 million), compared to operating loss of RMB2.8 billion in the same period in 2019. Operating loss margin was 17%, compared to operating loss margin of 38% in the same period in 2019.

Total other income was RMB67.0 million (US$9.9 million), compared to total other expense of RMB826.8 million during the same period of 2019. The year-over-year variance was mainly due to the fluctuation of exchange rate between Renminbi and the U.S. dollar.

Loss before income taxes was RMB1.1 billion (US$168.3 million), compared to loss before income taxes of RMB3.7 billion in the same period in 2019.

Income tax expense was RMB18.8 million (US$2.8 million), compared to income tax expense of RMB16.0 million in the same period in 2019.

Net loss attributable to iQIYI was RMB1.2 billion (US$173.0 million), compared to net loss attributable to iQIYI of RMB3.7 billion in the same period in 2019. Diluted net loss attributable to iQIYI per ADS was RMB1.61 (US$0.24) for the third quarter of 2020, compared to diluted net loss attributable to iQIYI per ADS of RMB5.04 in the same period of 2019.

As of September 30, 2020, the Company had cash, cash equivalents, restricted cash and short-term investments of RMB7.4 billion (US$1.1 billion).

Financial Guidance

For the fourth quarter of 2020, iQIYI expects total net revenues to be between RMB7.28 billion (US$1.07 billion) and RMB7.73 billion (US$1.14 billion), representing a 3% decrease to a 3% increase year over year. This forecast reflects iQIYI’s current and preliminary view, which may be subject to change.

Conference Call Information

iQIYI’s management will hold an earnings conference call at 7:00 PM on November 16, 2020, U.S. Eastern Time (8:00 AM on November 17, 2020, Beijing Time).

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID by email.

Participant Online Registration: http://apac.directeventreg.com/registration/event/2948288

It will automatically direct you to the registration page of “iQIYI Third Quarter 2020 Earnings Conference Call”, where you may fill in your details for RSVP. If it requires you to enter a participant conference ID, please enter “2948288”.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), Direct Event passcode and unique registrant ID) provided in the confirmation email that you have received following your pre-registration.

A telephone replay of the call will be available after the conclusion of the conference call through November 24, 2020.

Dial-in numbers for the replay are as follows:

International Dial-in                  +61 2 8199 0299

Passcode:                                   2948288

A live and archived webcast of the conference call will be available at http://ir.iqiyi.com/.

About iQIYI, Inc.

iQIYI, Inc. is an innovative market-leading online entertainment service in China. Its corporate DNA combines creative talent with technology, fostering an environment for continuous innovation and the production of blockbuster content. iQIYI’s platform features highly popular original content, as well as a comprehensive library of other professionally-produced content, professional user generated content and user-generated content. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a massive user base with tremendous user engagement, and has developed a diversified monetization model including membership services, online advertising services, content distribution, online games, live broadcasting, IP licensing, talent agency, online literature and e-commerce etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as iQIYI’s strategic and operational plans, contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement iQIYI’s consolidated financial results presented in accordance with GAAP, iQIYI uses free cash flow as non-GAAP financial measure. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

iQIYI believes that the non-GAAP financial measure provides meaningful supplemental information regarding its liquidity by excluding certain items that may not be indicative of its recurring liquidity position, such as operating cash flows adjusted by capital expenditures. The Company believes that both management and investors benefit from referring to the non-GAAP financial measure in assessing its liquidation and when planning and forecasting future periods. The non-GAAP financial measure also facilitates management’s internal comparisons to iQIYI’s historical liquidity. The Company believes the non-GAAP financial measure is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using the non-GAAP financial measure is that the non-GAAP measure exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. The non-GAAP financial measure presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Free cash flow represents net cash provided by operating activities less capital expenditures. Starting from January 1, 2020, iQIYI adopted ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials, which reclassifies cash outflows for costs incurred to acquire licensed contents from investing activities to operating activities. To increase comparability, 2019 free cash flow has been adjusted to include cash outflows of acquisition of licensed copyrights, which is presented on the same basis as 2020 and going forward.

For more information, please contact:

Investor Relations

iQIYI, Inc.

+ 86 10 8264 6585

ir@qiyi.com

iQIYI, INC.

Condensed Consolidated Statements of Loss

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended
	September 30,	June 30,	September 30,
	2019	2020	2020
	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Membership services	3,716,861	4,045,968	3,975,514
Online advertising services	2,067,385	1,586,083	1,840,231
Content distribution	680,377	860,629	392,338
Others	932,311	918,897	979,609

Total revenues	7,396,934	7,411,577	7,187,692

Operating costs and expenses:
Cost of revenues	(8,175,751)	(6,833,586)	(6,363,438)
Selling, general and administrative	(1,349,543)	(1,195,632)	(1,363,935)
Research and development	(703,211)	(664,045)	(669,933)

Total operating costs and expenses	(10,228,505)	(8,693,263)	(8,397,306)

Operating loss	(2,831,571)	(1,281,686)	(1,209,614)

Other expense
Interest income	116,494	44,425	34,049
Interest expenses	(254,435)	(265,656)	(269,311)
Foreign exchange (loss)/gain, net	(656,105)	61,199	265,572
Loss from equity method investments	(33,213)	(62,205)	(24,749)
Other income, net	478	81,389	61,461

Total other (expense)/income, net	(826,781)	(140,848)	67,022

Loss before income taxes	(3,658,352)	(1,422,534)	(1,142,592)

Income tax expense	(16,047)	(15,926)	(18,846)
Net loss	(3,674,399)	(1,438,460)	(1,161,438)

Less: Net income attributable to noncontrolling interests	13,724	3,357	12,850

Net loss attributable to iQIYI, Inc.	(3,688,123)	(1,441,817)	(1,174,288)
Accretion of redeemable noncontrolling interests	—	(1,747)	(1,796)

Net loss attributable to ordinary shareholders	(3,688,123)	(1,443,564)	(1,176,084)

Net loss per share for Class A and Class B ordinary shares:
Basic	(0.72)	(0.28)	(0.23)
Diluted	(0.72)	(0.28)	(0.23)
Net loss per ADS (1 ADS equals 7 Class A ordinary shares):
Basic	(5.04)	(1.96)	(1.61)
Diluted	(5.04)	(1.96)	(1.61)
Weighted average number of Class A and Class B ordinary shares used in net loss per share computation:
Basic	5,109,395,926	5,151,499,718	5,182,686,302
Diluted	5,109,395,926	5,151,499,718	5,182,686,302

iQIYI, INC.

Condensed Consolidated Balance Sheets

(In RMB thousands, except for number of shares and per share data)

	December 31,	September 30,
	2019	2020
	RMB	RMB
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	5,934,742	3,163,128
Restricted cash	974,932	655,653
Short-term investments	4,579,313	3,603,891
Accounts receivable	3,627,749	3,260,191
Prepayments and other assets	3,719,228	3,463,425
Amounts due from related parties	211,993	169,799
Licensed copyrights, net	1,224,881	1,247,415

Total current assets	20,272,838	15,563,502

Non-current assets:
Fixed assets, net	1,754,367	1,463,733
Long-term investments	2,982,154	3,710,782
Deferred tax assets, net	34,916	66,673
Licensed copyrights, net	6,287,330	6,061,511
Intangible assets, net	813,960	661,683
Produced content, net	4,355,221	5,517,095
Prepayments and other assets	3,508,476	2,711,235
Operating lease assets	722,742	1,001,648
Goodwill	3,888,346	3,888,346
Amounts due from related parties	172,200	242,000

Total non-current assets	24,519,712	25,324,706

Total assets	44,792,550	40,888,208

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	8,212,449	7,455,954
Amounts due to related parties	1,604,258	1,828,085
Customer advances and deferred revenue	3,081,407	3,064,785
Short-term loans	2,618,170	3,804,396
Long-term loans, current portion	736,814	733,365
Operating lease liabilities, current portion	125,412	197,673
Accrued expenses and other liabilities	3,794,656	3,419,198

Total current liabilities	20,173,166	20,503,456

Non-current liabilities:
Long-term loans	880,278	628,286
Convertible senior notes	12,296,868	12,307,243
Deferred tax liabilities	30,136	13,749
Amounts due to related parties	1,061,883	993,608
Operating lease liabilities	402,732	757,882
Other non-current liabilities	232,555	207,071

Total non-current liabilities	14,904,452	14,907,839

Total liabilities	35,077,618	35,411,295

Redeemable noncontrolling interests:	101,542	106,802
Shareholders’ equity:
Class A ordinary shares	142	146
Class B ordinary shares	183	183
Additional paid-in capital	41,298,328	42,464,474
Accumulated deficit	(33,834,357)	(39,424,412)
Accumulated other comprehensive income	2,106,718	2,274,276
Non-controlling interests	42,376	55,444

Total shareholders’ equity	9,613,390	5,370,111

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	44,792,550	40,888,208

iQIYI, INC.

Condensed Consolidated Statements of Cash Flows

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended
	September 30,	June 30,	September 30,
	2019	2020	2020
	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)
Net cash provided by (used in) operating activities(1)	293,485	(1,358,278)	(1,929,077)
Net cash (used in) provided by investing activities (1、2)	(921,736)	1,144,401	342,847
Net cash (used in) provided by financing activities	(160,334)	822,793	238,109
Effect of exchange rate changes on cash, cash equivalents and restricted cash	257,690	(10,016)	(113,074)

Net (decrease) increase in cash, cash equivalents and restricted cash	(530,895)	598,900	(1,461,195)
Cash, cash equivalents and restricted cash
At beginning of period	7,624,018	4,681,076	5,279,976
At end of period	7,093,123	5,279,976	3,818,781

Net cash provided by (used in) operating activities	293,485	(1,358,278)	(1,929,077)
Less: Capital expenditures (3)	(180,885)	(57,465)	(89,938)
Less: Acquisition of licensed copyrights (1)	(2,688,769)	—	—

Free cash flow	(2,576,169)	(1,415,743)	(2,019,015)

(1)

Starting from January 1, 2020, iQIYI adopted ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials, which reclassifies cash outflows for costs incurred to acquire licensed contents from investing activities to operating activities. To increase comparability, 2019 non-GAAP measure of free cash flow has been adjusted to include cash outflows of acquisition of licensed copyrights, which is presented on the same basis as 2020 and going forward.

(2)

Starting from January 1, 2020, net cash used in or provided by investing activities primarily consists of net cash flows from investing in debt securities, purchase of long term investments and capital expenditures.

(3)	Capital expenditures are incurred primarily in connection with leasehold improvements, computers and servers.